KW 3/18

BD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11021157

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SEC FILE NUMBER
8-40292

SEC MAIL RECEIVED PROCESSING MAR 0 2 2011 WASH. D.C. 211

SEC MAIL RECEIVED PROCESSING MAR 0 2 2011 WASH. D.C. 211 SECTION

~~ANNUAL~~ AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

WHITE PLAINS (City) New York (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DIMAURO (914) 694-6300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28

OATH OR AFFIRMATION

I, Joseph DiMauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Clark Dodge & Co., Inc (Company), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph DiMauro, Chief Executive Officer

Sworn and subscribed to before me this 24th day of February, 2011.

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	10
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11 - 12

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 2011

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Clark Dodge & Co., Inc.

We have audited the accompanying balance sheet of Clark Dodge & Co., Inc. as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc. at December 31, 2010, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has had recurring net operating losses and this condition could raise doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 23, 2011

CLARK DODGE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	253,315
Due from clearing broker		168,543
Due from employees		161,691
Due from affiliates		109,700
Prepaid expenses		33,831
Other receivable		66,311
Securities at market		5,304
Deposit with clearing firm		50,000
Property and equipment, net of depreciation of $167,404		72,532
Security deposit		10,619
Total Assets	$	931,846

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	326,642
Taxes payable		2,355
Total Liabilities		328,997
Contingencies		-
Stockholder's Equity:		
Common stock		
100 shares authorized and outstanding; $5 par value		500
Additional paid-in capital		2,668,085
Accumulated (deficit)		(2,065,736)
Total Stockholder's Equity		602,849
Total Liabilities and Stockholder's Equity	$	931,846

See independent auditors' report and notes to financial statements.

CLARK DODGE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Commissions	$	3,520,034
Clearing rebates		212,882
Management fees		148,028
Annuities and life insurance		16,453
Income - mutual funds		68,767
Investment banking fees		5,600
Interest and money market dividends		489
Other income		20,387
Loss on securities		(16,788)
Total Revenue		3,975,852
Costs and Expenses:		
Commissions		2,767,186
Clearing and execution charges		251,638
Office salaries		233,016
Payroll taxes and employee benefits		165,096
Occupancy costs		184,207
Regulatory and license fees		90,237
Insurance		94,185
Officer salary		81,167
Office and supplies		90,967
Professional and consulting fees		155,393
Advertising and promotion		6,982
Repairs - equipment and other		17,512
Telephone		62,925
Depreciation		31,032
Data services		16,323
Travel and entertainment		36,017
Taxes		150
SIPC fee		8,702
Total Costs and Expenses		4,292,735
Net (Loss)	$	(316,883)

See independent auditors' report and accompanying notes to the financial statements.

CLARK DODGE & CO., INC.
STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows Used In Activities:		
Net (loss)	$	(316,883)
Adjustment to reconcile net loss to		
net cash (used) by operating activities:		
Depreciation		31,032
Clearing deposit		
Changes in operating assets and liabilities		
Decrease in due from employees		9,164
Decrease in prepaid expenses		4,824
Increase in accounts payable and accrued expenses		571
Decrease in securities at market		35
(Increase) in other receivable		(335)
(Increase) in due from affiliate		(109,700)
(Increase) in due from clearing broker		(15,059)
Net Cash (Used) by Operating Activities		(396,351)
Cash Flows Used In Investing Activities:		
Net Cash (Used) by Investing Activities		-
Cash Flows From Financing Activities		
Capital contributions		424,000
Net Cash Provided by Financing Activities		424,000
Net Increase In Cash		27,649
Cash and cash equivalents, January 1, 2010		225,666
Cash and cash equivalents, December 31, 2010	$	253,315

See independent auditors' report and accompanying notes to the financial statements.

CLARK DODGE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2010	100	$ 500	$ 2,244,085	$ (1,748,853)	$ 495,732
Capital contributions			424,000		424,000
Net (loss) for the year				(316,883)	(316,883)
Balances, December 31, 2010	100	$ 500	$ 2,668,085	$ (2,065,736)	$ 602,849

See independent auditors' report and accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida on November 16, 1986 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including options, all of which are risk-less principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable from Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing firm, Dain, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2010.

Clearing Deposit
The Company is required and maintains a separate clearing deposit account at RBC Dain with a cash balance of $50,000.

Furniture and Fixtures
Furniture and fixtures are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five and seven years.

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2010, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes
The Company has not accrued any federal or state income tax benefits as a result of a loss carry-forward of approximately $1,916,300, but because there is uncertainty as to their realization. The Company has provided for Franchise fees based on a computation other than income.

Investment in Securities
Investment securities are valued at market value. The resulting difference between market value and cost is included in income.

The Company participated in various investment banking transactions and received share in that company as partial compensation. The shares are presented at fair value which was estimated by RBC Dain. These shares have little or no liquidity at the date of this report.

3. DUE FROM EMPLOYEES

The Company has receivables from registered representatives of $161,691 as a result of loans given at the time of initial employment. Each contract has stipulations for the satisfaction of the loan based either on performance or time employed at the Company. Former employees who have violated the terms of the contract which contain a confession of judgment owe the Company $106,455. The Company has retained an attorney to bring suit against these representatives to recoup this amount due to contractual nonperformance. Management feels confident in its collection process.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

5. DUE FROM AFFILIATES

The Company is a member of a controlled group owned by the sole shareholder of Clark Dodge & Co., Inc. and this shareholder has individual interests as follows:

Eastern Energy Fuel, Inc.	Ownership = 100%
Clark Dodge Asset Management, LLC	Ownership = 100%

The receivable was incurred in the normal course of business and consists mainly of funds advanced in behalf of these affiliates. The affiliates are not broker/dealers and the receivable is expected to be collected by the February 28, 2011.

6. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $142,861, which was $120,917 in excess of the amount required by the SEC. The Company's percent of aggregate indebtedness to net capital was 230.29%.

7. GOING CONCERN

The Company, although having shown losses in the current year and in past years does have the resources of its' sole shareholder at it disposal and does have the capacity to infuse additional capital when required. The capital resources that are needed to accomplish the Company's business plan has been provided by its only shareholder and the sole shareholder has assured the Company of his intent to contribute sufficient amounts of capital to fund the Company until such time as it is able to sustain itself.

The Company has reorganized its business plan and changed the managing officers. The Company is now earning revenues as a "registered investment advisor" and has added deferred annuities, life insurance, investment management and options to its product lines.

8. FAIR VALUE

The Company's financial instruments approximate fair value.

9. LEASE COMMITMENTS

The Company currently rents office space at a White Plains office subject to the term of a lease commencing September 1, 2008 and terminating October 31, 2013 at an annual rent of $ 10,900 per month with annual increases which will bring the monthly rent to $11,500 in 2013. The Company also maintains a branch office at 1205 Franklin Avenue, Garden City, NY and rents office space commencing August 1, 2008 and terminating September 30, 2014 at an annual rent of $5,485 per month with annual increases which will bring the monthly rent to $6,212 in 2014.

CLARK DODGE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL:		
Total stockholder's equity		$ 602,849
Deductions and/or charges:		
Non-allowable assets:		
Due from employees	$ 161,691	
Office equipment-net	72,532	
Other receivable	66,311	
Due from affiliate	109,700	
Prepaid expenses	33,831	
Security deposit	10,619	454,684
Net capital before haircuts on securities positions		148,165
Haircuts on securities positions		5,304
Undue concentration		-
Net Capital		$ 142,861
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses		$ 328,997
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 21,944
Minimum net capital required		$ 5,000
Excess net capital		$ 120,917
Net capital less greater of 10% of total AI or 120% of minimum net capital		$ 109,961
Percent of aggregate indebtedness to net capital		230.29%

The above computation does not differ materially from the December 31, 2010 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Clark Dodge & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Clark Dodge & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Clark Dodge & Co., Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The management of Clark Dodge & Co., Inc. is responsible for Clark Dodge & Co., Inc. and it's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any underpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T Certified Public Accountants, PLLC

February 23, 2011

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Clark Dodge & Co., Inc. (the "Company") for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,702

B. Less payment made with SIPC-6 filed (exclude interest) (5204)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,498

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,498

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CLARK DODGE & CO., INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 2011.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/01, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,986,660
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	16,788
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	16,788
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	252,570
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	248,580
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 21,381	
Enter the greater of line (i) or (ii)	21,381
Total deductions	522,531
2d. SIPC Net Operating Revenues	$ 3,480,917
2e. General Assessment @ .0025	$ 8,762

(to page 1, line 2.A.)

CLARK DODGE & COMPANY, INC.
2 GANNETT DRIVE - SUITE 410
WHITE PLAINS, NY 10604

JPMORGAN CHASE BANK, NA
100 CORPORATE PARK DRIVE
WHITE PLAINS, NY 10604
1-0210

4070

8/20/2010

PAY TO THE ORDER OF Securities Investor Protection Corporatio $ **5,204.00

Five Thousand Two Hundred Four and 00/100*** DOLLARS

Securities Investor Protection Corporatio
805 15th Street, NW, Suite 800
Washington, DC 20005-2216

⑈004070⑈ ⑆021000021⑆ 670163738 9⑈

004880009873 AUG 31 #0000004070 $5,204.00